Filed by Zodiac Aerospace S.A.
This communication is filed pursuant to Rule 425
under The Securities Act of 1933, as amended.

Subject Company:  Zodiac Aerospace S.A.
Commission File Number: 333-154066
Date: January 20, 2017

Note: This filing consists of a transcript of a video provided by Zodiac Aerospace S.A. to employees of the Zodiac Aerospace Group.

Olivier Zarrouati, CEO of Zodiac Aerospace Group

Dear colleagues,

We are opening today a new stage in the great and long history of Zodiac Aerospace.

We just announced this morning our proposed merger with Safran. This ambitious project will lead to the creation of a new global aerospace equipment leader, with 21 billion euros of sales, 92,000 employees worldwide of which 45,000 in France. We will be, in particular, the new number 2 worldwide in aeronautic equipment.

I would like to share with you the key points of this ambitious and exciting project.

First of all, we can, we even must, be proud of all our achievements over the last 30 years, since the integration of Aérazur in 1978. Thanks to our successful development strategy, thanks to our targeted acquisitions, thanks to our innovative capabilities, our technological know-how and our commercial skills, we have been able to anticipate and address the needs of our clients, aircraft manufacturers and airlines, and to reach a top 10 position in aerospace equipment worldwide.

Today, our sector of aerospace equipment is, as for many sectors, under more and more pressure regarding prices, innovation, and quality. We need also to address new important challenges in the years to come, as for example going towards the more electrical and more connected aircraft. In this new and demanding context, we need to be stronger and to become a real partner with our clients, aircraft manufacturers and airlines. This is the aim of the proposed merger with Safran announced this morning.

The businesses of Safran and Zodiac Aerospace are very complementary, both in terms of technologies or markets. The combinations of our know-how would allow us to offer new solutions to our clients with more and more innovation and efficiency and to develop and gain new markets. This is our first ambition.

As you know, the last 2 years have been difficult. Thanks to your effort and your implication, we have been able to restore the deliveries to our clients. But we must do better. We must recover our operating performance; thanks to our plan Focus, the implementation of our new operating system and the reduction of our production costs.

I would finally highlight that this project if financially balanced for both parties. It would offer to our shareholders the full economic value of their stake. Our historical shareholders, founding families and long term shareholders, would become shareholders of the new group along with the French State and employees. All together they would hold a stable and long term stake.

The new group would also have a very sound financial structure, which will allow it to finance its future developments.

This project will of course be presented and discussed with employee representatives, according to the law. We still have many steps to overcome, which will take many months: the final closing of this operation could occur, at best, just before the end of this year.

With this merger, we would open a new page of our history, with ambition and passion, and we would enjoy fantastic advantages to write it and to address the new financial and technological challenges of our industry.

I would highlight again that this project to merge Zodiac Aerospace and Safran, which have two very complementary businesses, would open new opportunities of development and growth for the new group and all its employees.

I would like to thank you, again, for all our great accomplishments and, in particular, for all your efforts during the last years. Our history of an independent group supported by founding families during more than a century is not over. On the contrary, it would continue, be prolonged and even be magnified in a bigger group in which we will share, equally, rights and duties. We will need your whole implication to continue, all together, to innovate for our clients and to develop our businesses.

We share a common passion for aeronautic. I know that, all together, we will have the opportunity to pursue our progress. We would write a new episode of growth for our history of more than 100 years and I am confident that you would, we would, be proud of it.

IMPORTANT ADDITIONAL INFORMATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The tender offer and the merger are subject to consultation of the work’s council committees, execution of definitive documentation and obtaining of required regulatory and other customary authorisations. The tender offer and the merger would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law.

It is intended that Safran and Zodiac will file with the French Market Authority (“AMF”) a prospectus and other relevant documents with respect to the tender offer to be made in France, and with respect to the merger of Zodiac into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac, the contemplated transactions and related matters.

ADDITIONAL U.S. INFORMATION

Any securities to be issued under the transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The transaction will be submitted to the shareholders of Zodiac for their consideration. If registration with the U.S. Securities and Exchange Commission (the “SEC”) is required in connection with the transaction, Safran will prepare a prospectus for Zodiac’s shareholders to be filed with the SEC, will mail the prospectus to Zodiac’s shareholders and file other documents regarding the proposed transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information.  If registration with the SEC is required in connection with the transaction, shareholders of Zodiac will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC’s web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the proposed business combination will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to Safran, Zodiac and their combined businesses, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Safran, Zodiac and their combined businesses, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Safran’s or Zodiac’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the ability obtain the approval of the transaction by shareholders; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings and synergies; Safran’s or Zodiac’s ability to successfully implement and complete its plans and strategies and to meet its targets; and the benefits from Safran’s or Zodiac’s (and their combined businesses) plans and strategies being less than anticipated. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Safran and Zodiac do not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.